UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Plug Power, Inc.

(Name of Issuer)

Common Stock (par value $0.01 per share)

(Title of Class of Securities)

72919P103

(CUSIP Number)

Catherine S. Hill, Esq.

Mechanical Technology Incorporated

30 South Pearl Street

Albany, New York 12207

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 3, 1999

(Date of event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.

See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72919P103

  Name of Reporting Person

S.S. or I.R.S. Identification No.

of Above Person

Mechanical Technology Incorporated

I.R.S. Identification No. 141462255

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2 Check the Appropriate Box if (a) [ ]

a Member of a Group (b) [ ]

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3 SEC Use Only

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4 Source of Funds

OO

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5 Check if Disclosure of Legal Proceedings

is Required Pursuant to Items 2(d) or 2(e) [ ]

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6 Citizenship or Place of Organization

State of New York

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7 Sole Voting Power 13,707,015

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Number of Shares 8 Shared Voting Power 0

Beneficially Owned by __________________________________________________

Reporting Person With

9 Sole Dispositive Power 13,704,315

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10 Shared Dispositive Power 0

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11 Aggregate Amount Beneficially

Owned By Each Reporting Person 13,707,015

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12 Check Box if the Aggregate Amount

in Row (11) Excludes Certain Shares [ ]

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13 Percent of Class Represented

Amount in Row (11) 31.40%

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14 Type of Reporting Person CO

Schedule 13D

Item 1. Security and Issuer.

The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $0.01 per share (the "Common Stock") of Plug Power Inc. ("Plug Power"), a Delaware Corporation with its principal office located at 968 Albany-Shaker Road, Latham, NY 12110.

Item 2. Identity and Background.

This statement is being filed by Mechanical Technology Incorporated, a New York Corporation ("MTI"). First Albany Companies, Inc., a New York corporation ("FAC") owns 33.55% percent of the outstanding shares of MTI, and accordingly, may control MTI. George McNamee ("McNamee") and Alan Goldberg ("Goldberg"; FAC, McNamee and Goldberg are collectively, the "Control Persons") are Co-Chief Executive Officers of FAC and therefore may control FAC. MTI is a manufacturer of advanced products that combine precision sensing capabilities with proprietary software to serve a variety of applications forMechanical Technology, Inc. develops and commercializes new energy technologies. The Company's wholly-owned subsidiary, MTI commercial and military aviation, computer equipment and energy conversion markets.Instruments, Inc., (MTII) manufactures precision, non-contact diagnostic and sensing instruments and computer-based balancing systems. The address of MTI's principal office and principal business is 968 Albany-Shaker Road, Latham, NY 12110.30 South Pearl Street, Albany, New York 12207.

FAC is a holding company that, through its principal wholly-owned subsidiary, First Albany Corporation ("First Albany") provides investment banking services to corporate and public clients, and engages in market-making and trading of corporate, government and municipal securities. First Albany also provides venture capital and merchant banking services to the investment and corporate communities. The address of FAC's principal office and principal business is 30 South Pearl Street, Albany, NY 12207.

McNamee is Chairman of the Board of Directors of Plug Power and Chairman of the Board of Directors and Chief Executive Officer of MTI. His principal occupation is as Co-Chief Executive Officer and Chairman of the Board of Directors of FAC. His business address is at FAC's principal offices at 30 South Pearl Street, Albany, NY 12207.

Goldberg is a Director of MTI. His principal occupation is as Co-Chief Executive Officer, Director and President of FAC. His business address is at FAC's principal offices at 30 South Pearl Street, Albany, NY 12207.

The name, business address and present principal occupation or employment of each executive officer and director (the "Executive Officers and Directors") of MTI and FAC are set forth in Exhibit 1, attached hereto and made a part hereof. Each of such individuals is a citizen of the United States of America, except for J. Anthony Boeckh, Ph.D., who is a citizen of Canada.

McNamee and Goldberg are each citizens of the United States of America.

During the past five years, neither MTI, FAC, McNamee, Goldberg nor any of the Executive Officers and Directors have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities to, Federal or State Securities Laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consideration.

MTI was a founding member of Plug Power, LLC, and has owned membership interests in Plug Power, LLC since June of 1997. On June 27, 1997, MTI contributed assets related to its fuel cell program, including intellectual property, 22 employees, equipment, and the right to receive government contracts for research and development of PEM fuel cell systems, if awarded, in exchange for 4,750,000 membership interests. On June 11, 1998, MTI contributed a below market value lease to Plug Power, LLC in exchange for 2,000,000 membership interests. On June 15, 1998, August 20, 1998, October 6, 1998, October 23, 1998, November 9, 1998, November 30, 1998, December 21, 1998, January 11, 1999, February 1, 1999 and February 15, 1999, MTI contributed a total of $5,000,000 in cash, notes and receivables to Plug Power, LLC in exchange for a total of 1,000,000 membership interests. On January 26, 1999, MTI received 2,250,000 membership interests in Plug Power, LLC as payment of a deferred purchase price based on the number of government contracts awarded to Plug Power prior to April 1, 1999. On June 30, 1999, MTI received 704,315 Plug Power, LLC membership interests in exchange for conveying a 35-acre parcel of land with three office buildings and a house (the "Plug Campus") to Plug Power, LLC. In that transaction, Plug Power, LLC also assumed approximately $6,200,000 in pre-existing debt on the Plug Campus. On September 30, 1999, MTI received 266,667 Plug Power membership interests in exchange for $2,000,000 in cash. On November 1, 1999, MTI received 2,733,333 Plug Power membership interests in exchange for $20,500,000 in cash which was financed from loan proceeds under a credit agreement (as restated and amended) from KeyBank, N.A. (the "Credit Agreement"). Under the Credit Agreement MTI's shares of Common Stock owned by MTI have been pledged as collateral. Plug Power became a section 12(b) reporting company as of October 28, 1999, the effective date of their registration statement.

Item 4. Purpose of Transaction.

The business conducted by the Issuer was initially developed by MTI prior to June, 1997, and was contributed to Plug Power, LLC (the predecessor of the Company) in exchange for equity interests. Based upon the historical development of business of the Issuer; the significant continuous equity ownership by MTI of Plug Power, LLC and the Issuer (as of December 7, 2000, MTI was the beneficial owner of 13,707,015 shares of Common Stock (or 31.4%) of the Issuer); the representation by officers and directors of MTI on the Board of Directors of the Issuer (as of December 7, 2000, 2 directors of MTI serve on the Board of Directors, one of which is the Chairman of the Board of Directors, and Chief Executive Officer of MTI serves as Chairman of the Board of Directors of the Issuer); and the participation of the Chairman of the Board of Directors (and, from time to time, other directors) of MTI in the business affairs of the Issuer, MTI has exercised, and continues to have the power to exercise a controlling influence over the management or policies of the Issuer.

From time to time, MTI has engaged in discussions with Plug Power, its officers and directors and other significant shareholders relating to Plug Power's policies, management, directors, business, operations, financial condition, strategies and other developments, and MTI intends to engage in such discussions in the future. From time to time, MTI may buy or sell additional shares of Plug Power Common Stock on the open market, in private negotiated transactions, or otherwise.

In addition to the foregoing, as significant shareholders of Plug Power and through any of its representatives that may be members of Plug Power's Board of Directors, MTI may consider, from time to time, (i) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure, (vii) changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (ix) causing a class of equity securities of the Issuer to become eligible for termination of a registration pursuant to Section 12(g)(4) of the Exchange Act, or (x) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

As of December 7, 2000:

(a) MTI is the direct and beneficial owner of 13,707,015 shares of Plug Power Common Stock, representing 31.40% of the Common Stock outstanding. Mr. McNamee is the beneficial owner of 10,000 shares of Common Stock. In addition, Mr. Robb is the beneficial owner of an additional 10,000 shares of Common Stock.

(b) MTI has the sole power to vote 13,707,015 shares of Plug Power Common Stock, which includes 13,704,315 shares over which it has sole dispositive power. In addition, Mr. McNamee has sole power to vote 10,000 shares of Plug Power Common Stock and Mr. Robb has the sole power to vote an additional 10,000 shares of Plug Power Common Stock.

(c) During the past sixty (60) days neither MTI nor any Control Person has purchased any shares of Plug Power Common Stock.

(d) Catherine S. Hill ("Hill"), James T. Bunch ("Bunch"), William P. Acker ("Acker") and Cynthia A. Scheuer ("Scheuer") have the right to receive dividends from, or the proceeds from the sale of, the securities subject to voting agreements as set forth in Item 6. The aggregate number of shares of Common Stock subject to these voting agreements is not equal to 5 percent.

(e) Not applicable.

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer.

Under the Credit Agreement with Key Bank, N.A., as amended and restated, MTI's shares of Plug Power Common Stock have been pledged as collateral.

On October 4, 2000, MTI entered into voting agreements with each of Catherine Hill, Bunch, Acker and Scheuer, pursuant to which Hill, Bunch, Acker and Scheuer granted to MTI irrevocable proxies to vote an aggregate of 2,700 shares.

Item 7. Material to be filed as Exhibits.

Exhibit 1: Information with Respect to Directors and Executive Officers of Mechanical Technology Incorporated and First Albany Companies, Inc.

Exhibit 2: The Credit Agreement, as amended and restated, between MTI and KeyBank, N.A. dated November 1, 1999.(a)

Exhibit 3: The Stock Pledge Agreement between MTI and KeyBank, N.A. dated November 1, 1999. (b)

Exhibit 4:Voting Agreement, dated as of October 4, 2000, by and among Catherine S. Hill and MTI.

Exhibit 5:Voting Agreement, dated as of October 4, 2000, by and among James T. Bunch and MTI.

Exhibit 6:Voting Agreement, dated as of October 4, 2000, by and among William P. Acker and MTI.

Exhibit 7:Voting Agreement, dated as of October 4, 2000, by and among Cynthia A. Scheuer and MTI.

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  Filed as Exhibit 4.104 to the registrant's Form 10-K report for its Fiscal Year ended September 30, 1999.
  Filed as Exhibit 4.105 to the registrant's Form 10-K report for its Fiscal Year ended September 30, 1999.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, correct and complete.

Dated: December 11, 2000

Mechanical Technology Incorporated

s/Cynthia A. Scheuer

By: Cynthia A. Scheuer